

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Susan Horvath
Chief Financial Officer
Sun BioPharma, Inc.
712 Vista Blvd., Suite 305
Waconia, Minnesota 55387

> **Re: Sun BioPharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2020**
> **File No. 333-239661**

Dear Ms. Horvath:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences